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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

IMMUNOTECHNOLOGY CORPORATION.

(Name of Issuer)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

45253M308

(CUSIP Number)

Stephen Hicks
Petals Decorative Accents LLC
90 Grove St.
Ridgefield, CT 06877
(203) 431-8300

With a copy to:

David A. Broadwin, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
(617) 832-1259

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45253M308	13D	Page 2 of 13 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen M. Hicks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO**
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by	7.	Sole Voting Power 10,800 shares of Series A preferred stock, $.00001 par value, 240 shares of Series B preferred stock, $.00001 par value and 90,000,000 shares of Common Stock, $.00001 par value.
Each	8.	Shared Voting Power
Reporting Person With	9.	Sole Dispositive Power 10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred stock, $.00001 par value and 90,000,000 shares of Common Stock, $.00001 par value.
	10.	Shared Dispositive Power
11.
Aggregate Amount Beneficially Owned by Each Reporting Person

10,800 Series A preferred stock, $.00001 par value, 240 Series B shares preferred stock, $.00001 par value and 90,000,000 shares of common stock, $.00001 par value.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 95.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45253M308	13D	Page 3 of 13 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sunodia Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO**
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of	7.	Sole Voting Power
Shares Beneficially Owned by Each	8.	Shared Voting Power 10,800 shares of Series A preferred stock, $.00001 par value, 240 shares of Series B preferred stock, $.00001 par value, and 90,000,000 shares of common stock, $.00001 par value.
Reporting	9.	Sole Dispositive Power
Person With	10.	Shared Dispositive Power 10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred stock, $.00001 par value and 90,000,000 shares of common stock, $.00001 par value.
11.
Aggregate Amount Beneficially Owned by Each Reporting Person

10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred stock, $.00001 par value and 90,000,000 shares of common stock, $.00001 par value.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 95.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45253M308	13D	Page 4 of 13 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Petals Decorative Accents, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO**
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of	7.	Sole Voting Power
Shares Beneficially Owned by Each	8.	Shared Voting Power 10,800 shares of Series A preferred stock, $.00001 par value, 240 shares of Series B preferred stock, $.00001 par value and 90,000,000 shares of common stock, $.00001 par value.
Reporting	9.	Sole Dispositive Power
Person With	10.	Shared Dispositive Power 10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred stock, $.00001 par value and 90,000,000 shares of common stock, $.00001 par value.
11.
Aggregate Amount Beneficially Owned by Each Reporting Person

10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred stock, $.00001 par value and 90,000,000 shares of common stock, $.00001 par value.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 95.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45253M308	13D	Page 5 of 13 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Accelerant Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO**
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of	7.	Sole Voting Power
Shares Beneficially Owned by Each	8.	Shared Voting Power 10,800 shares of Series A preferred stock, $.00001 par value, 240 shares of Series B preferred stock, $.00001 par value and 90,000,000 shares of common stock, $.00001 par value.
Reporting	9.	Sole Dispositive Power
Person With	10.	Shared Dispositive Power 10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred stock, $.00001 par value and 90,000,000 shares of common stock, $.00001 par value.
11.
Aggregate Amount Beneficially Owned by Each Reporting Person

10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred stock, $.00001 par value and 90,000,000 shares of common stock, $.00001 par value.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 95.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45253M308

**Source of Funds - The securities were issued pursuant with the Contribution Agreement dated June 30, 2006 between Petals Decorative Accents, LLC (“Petals”) and ImmunoTechnology Corporation.

Item 1.  Security and Issuer

This joint statement on Schedule 13D relates to the Common stock and Series A and Series B preferred stock, par value $.00001 per share of ImmunoTechnology Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Executive Pavilion, 90 Grove Street, Ridgefield, CT 06877.

Item 2.  Identity and Background

This joint statement on Schedule 13D is being filed by Stephen M. Hicks, Sunodia Partners, LP, Petals and Accelerant Partners, LLC, who are collectively referred to as the “Reporting Persons.” Mr. Hicks is the President and Chairman of the board of directors of ImmunoTechnology and is the control person of Petals Decorative Accents LLC, Accelerant Partners, LLC and Sunodia Partners, LP. By virtue of his position, Mr. Hicks has the power to vote and dispose of the shares of common stock held by Petals. Information with respect to each of the Reporting Persons is as follows:

(1)  (a) Stephen M. Hicks

(b) 90 Grove Street Suite 206, Ridgefield, CT, 06877

(c) Mr. Hicks is the Chairman of the board of directors of ImmunoTechnology Corporation.

(d) No

(e) No

(f) United States

(2)  (a) Sunodia Partners, LP, a Delaware limited partnership.

(b) 90 Grove Street Suite 206, Ridgefield, CT, 06877

(c) Sunodia Partners, LP is a private limited partnership and is the sole member of Accelerant Partners, LLC.

(d) No

(e) No

CUSIP No. 45253M308

(3) (a) Accelerant Partners, LLC., a Delaware limited liability company.

(b) c/o Southridge Capital Management, 90 Grove Street Suite 206, Ridgefield, CT, 06877

(c) Accelerant Partners is a privately held limited liability company and is the sole member of Petals.

(d) No

(e) No

(5) (a) Petals Decorative Accents LLC, a Delaware limited liability company.

(b) c/o Southridge Capital Management, 90 Grove Street Suite 206, Ridgefield, CT, 06877

(c) Petals Decorative Accents LLC is currently an inactive business as its assets have been acquired by ImmunoTechnology Corporation.

(d) No

(e) No

Item 3.    Source and Amount of Funds or Other Consideration

The Series A and B preferred stock and common stock reported in this Schedule 13D were issued pursuant to the Contribution Agreement between Petals Decorative Accents, LLC and ImmunoTechnology Corporation dated June 30, 2006.

Item 4.    Purpose of Transaction

Prior to this transaction, the Issuer was not engaged in active business. The Issuer entered into the transaction with the purpose of acquiring an operating business. Petals’ purpose for the transaction was to create a public market for its securities. Petals acquired the Series A and B preferred stock and common stock in exchange for assets of Petals. Petals acquired shares of the common stock and Series A and B preferred stock of the Issuer pursuant to the Contribution Agreement dated June 30, 2006. Petals may acquire common stock upon conversion of Series A preferred stock. Mr. Stephen M. Hicks was appointed as a Chairman of the board of directors in connection with the acquisition. The Issuer may increase its authorized shares of common stock and/or engage in a reverse split of its outstanding shares. For a more detail description of the transaction, see the Company's 8-K filed on July 7, 2006.

Item 5.    Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own (i) 90,000,000 shares of the Common Stock of the Issuer, representing approximately 94% of such class of securities, (ii) 10,800 shares of Series A Convertible Preferred Stock, representing 100% of such class of securities and (iii) 240 shares of Series B Convertible Preferred Stock, representing 100% of such class of securities. In the aggregate, the Reporting Persons control and beneficially own approximately 95.5% of the Issuer’s common stock, on a fully diluted, as-converted to common stock basis.

CUSIP No. 45253M308

(b) Stephen M. Hicks, as the control person of Sunodia Partners, LP, Petals Decorative Accents LLC and Accelerant Partners, LLC, has the sole power to vote and dispose of the shares of Series A and B preferred stock and common stock held by Petals; Sunodia Partners, LP, Petals Decorative Accents LLC and Accelerant Partners, LLC, have joint power to vote and dispose of shares of Series A and B preferred stock and common stock reported in this joint statement Schedule 13D.

(c) All of the shares of Series A and B preferred stock and common stock being reported pursuant to this Schedule 13D were acquired on June 30, 2006 pursuant to a Contribution Agreement between Petals and the Issuer.

(d) N/A

(e) N/A

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Employment agreement with Company Chairman

Petals entered into a five-year employment agreement with its Chairman, Mr. Hicks, as of March 31, 2006 which provides for an annual salary of $280,000. Petals may defer payment of the base salary to him until December 31, 2006. From time to time, Mr. Hicks, at his sole discretion, may elect to receive all or any part of his base salary in the form of common equity of Petals. The value of any common equity to be paid to Mr. Hicks shall be determined as follows: (i) if there exists a public market for Petals’ common equity, then the price per share shall be 75% of the average of the closing trading prices for the ten trading days ending on the trading day immediately prior to the due date, or (ii) if no public market exists for Company’s common equity, then by the Board of Directors of Petals in its reasonable good faith judgment. Mr. Hicks will be granted an annual equity bonus in each year during the term of the Agreement equal to two percent of the then outstanding common equity of Petals in the event that Petals generates annual earnings before interest, taxes, depreciation and amortization of at least $2,000,000 during such fiscal year. The equity grant is payable to Mr. Hicks within 30 days after the end of each fiscal year.

The Agreement automatically renews for successive one year periods unless either party declines to renew this Agreement by giving the other party hereto written notice within 90 days of the end of any one-year renewal period.

For a more detailed description of Mr. Hicks' employment agreement, see the Company's 8-K filed on July 7, 2006.

CUSIP No. 45253M308

Except as described above or otherwise in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

Exhibit No.	Description	Filed with this Schedule 13D	Incorporated by Reference	Form	Filing Date	Exhibit No.
1.1	Joint Filing Agreement by and among Stephen M. Hicks, Petals Decorative Accents, LLC, Accelerant Partners, LLC and Sunodia Partners LP, dated July 10, 2006.	X
4.1	Contribution Agreement by and between Petals Decorative Accents LLC and ImmunoTechnology Corporation, dated June 23, 2006.		X	8-K	June 30, 2006	10.1
4.2	Certificate of Designations, Preferences and Rights of Series A Preferred Stock.		X	8-K	July 7, 2006	3.3
4.3	Certificate of Designations, Preferences and Rights of Series B Preferred Stock.		X		July 7, 2006	3.4
4.4	Employment Agreement by and between Petals Decorative Accents LLC and Stephen M. Hicks, dated March 31, 2006.		X	8-K	July 7, 2006	10.9

CUSIP No. 45253M308

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  July 10, 2006

SUNODIA PARTNERS, LP

By: /s/ Stephen M. Hicks
Stephen M. Hicks
President of the General Partner of Sunodia

ACCELERANT PARTNERS, LLC

By: /s/ Stephen M. Hicks
Stephen M. Hicks
Manager

PETALS DECORATIVE ACCENTS LLC

By: /s/ Stephen M. Hicks
Stephen M. Hicks
Manager

Stephen M. Hicks

By: /s/ Stephen M. Hicks
Stephen M. Hicks